United States securities and exchange commission logo





                     March 20, 2024

       Jill Timm
       Chief Financial Officer
       Kohl   s Corporation
       N56 W17000 Ridgewood Drive
       Menomonee Falls, Wisconsin 53051

                                                        Re: Kohl   s
Corporation
                                                            Form 10-K for
Fiscal Year Ended January 28, 2023
                                                            File No. 001-11084

       Dear Jill Timm:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services